UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023 (Report No. 2)

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

CONTENTS

On November 27, 2023, REE Automotive Ltd. (the “Registrant”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”), pursuant to which the Registrant agreed to issue and sell convertible promissory notes (the “Notes”) in the principal amount of $8,000,000 in the aggregate, and warrants (“Warrants”) to purchase up to an aggregate of 1,571,710 of the Registrant’s Class A ordinary shares (the “Ordinary Shares”). The closing of the Notes (the “Closing”) is expected to occur on or before December 11, 2023. The Registrant intends to use the net proceeds for general corporate and working capital purposes.

The Notes will have a term of five years, accrue interest at a rate of ten percent per annum and are convertible into Ordinary Shares at a conversion price of $5.09 per share, representing a conversion price premium of 15% over the Ordinary Share closing price on November 24, 2023. The Registrant may not repay any portion of the outstanding principal amount of the Notes (or any interest accrued thereon) prior to the maturity date. The conversion price of the Notes is subject to customary adjustments, and the Notes contain customary anti-dilution protections in the event of certain equity issuances by the Registrant at a price less than the conversion price then in effect. The Warrants will be immediately exercisable at an exercise price of $4.42 per Ordinary Share and will have a term of five years from the date of issuance.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Registrant has agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the Ordinary Shares issuable upon conversion of the Notes and the Ordinary Shares underlying the Warrants within thirty business days of the Closing.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The descriptions of the Securities Purchase Agreement, the Notes and Warrants set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

This Form 6-K is incorporated by reference into the Registrant’s registration statements, including its registration statements on Form S-8 (File No. 333-261130 and File No. 333-272145) and registration statements on Form F-3 (File Nos. 333-266902 and 333-258963), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Convertible Promissory Note
99.3	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: November 28, 2023

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